Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660

May 15, 2009

VIA FACSIMILE (703) 813-6981 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David Edgar, Staff Accountant

Re:          Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009
File No. 000-26068
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated May 1, 2009

 Dear Mr. Edgar:

Set forth below are the responses of Acacia Research Corporation (the “Company”) to Staff comments made by letter dated May 1, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 (File No. 000-26068) (the “Form 10-K”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

Business Model and Strategy, page 3

1.
You disclose that your operating subsidiaries acquire, develop, license and enforce patented technology.  Key to your success is to identify core, patented technologies that have or are anticipated to be widely adopted by third parties with the manufacture or sale of products or services.  Please explain in greater detail how your operating subsidiaries identify attractive patented technologies, and what your “processes and procedures” are for identifying and evaluating the strength of a patent portfolio before the decision is made to allocate resources to an acquisition or an effective licensing and enforcement effort.

Company Response:  We respectfully submit that the processes and procedures used by our operating subsidiaries to identify attractive patented technologies and to identify and evaluate the strength of patent portfolios represent confidential commercial information and a detailed disclosure of such processes and procedures would cause us competitive harm.  We conduct our business in a competitive industry, comprised primarily of privately-held companies about which there is no publicly available information, and being required to provide detailed disclosure regarding the processes and procedures employed by our operating subsidiaries for the purposes described above would cause substantial harm to our competitive position and falls within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

The disclosure of detailed information regarding the processes and procedures described above would cause us substantial competitive harm by making this confidential commercial information available to actual and potential competitors of our company and enable these actual and potential competitors to learn our business practices, methods and strategies.  As we disclosed in the Form 10-K, a key to our success is identifying core, patented technologies that have been or are anticipated to be widely adopted by third parties.  As a result, disclosure of detailed information regarding the processes and procedures used by us to identify such core, patented technologies would adversely impact our competitive position by providing such information to our actual or potential competitors who are also trying to identify and acquire such patented technologies and who may use such information to gain a competitive advantage over us.  Accordingly, the processes and procedures used by our operating subsidiaries to identify attractive patented technologies and to identify and evaluate the strength of patent portfolios constitute confidential commercial information.

2.
In your MD&A you disclose that two licensees individually accounted for 13% and 12% of license fee revenue in fiscal 2008; however, this was not discussed in your business section, nor were the names of these licensees disclosed, as required by Item 101(c)(1)(vii) of Regulation S-K.  Please also tell us what thought you have given to filing these license agreements as material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:  We note Item 101(c)(1)(vii) of Regulation S-K and respectfully submit that our licensing and enforcement operations are not dependent on a single customer or a limited group of customers.  We enter into license agreements with entities that use our patented technologies.  The amount of license fee revenues generated by a licensee on a period-to-period basis may vary widely and, as a result, we are not dependent upon any single licensee or a limited group of licensees to generate license fee revenues in any given period or overall.  As such, it is not our intent to disclose the number of licensees that comprise 10% or greater of our total license fee revenues for the periods presented for purposes of complying with Item 101(c) (1)(vii) of Regulation S-K.  Rather, we disclose this information to provide our stockholders and potential investors with information regarding the fluctuation in license fee revenues on a period-to-period basis and the impact that the relative magnitude of individual license agreements may have on the period-to-period fluctuation in license fee revenues.  This information, along with information that we provide regarding the number of license agreements executed in each period and the disclosure of other factors that contribute to variations in periodic license fee revenues, provides our stockholders and potential investors with information regarding the reasons for fluctuations in license fee revenues on a period-to-period basis.

We note Item 601(b)(10)(ii)(B) of Regulation S-K and respectfully submit that we determined, based on the businesses conducted by us and our subsidiaries, that neither we nor our subsidiaries are substantially dependent upon any individual license agreement.  In addition, we determined that our license agreements have been entered into by us and our subsidiaries in the ordinary course of business and are not individually material to the businesses conducted by us and our subsidiaries.  Therefore, we concluded that none of our license agreements need to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Patented Technologies, page 5

3.
Similarly, we note that you list a number of patented technologies, and disclose that your portfolio has patent expiration dates ranging from 2009 to 2028.  This, however, does not give a reader a sense of the significance of any one patent or patents, if there are certain patented technologies that are currently material to your results of operations.  If there are one or more patents that are material to your results of operations, please disclose their importance and duration.  See Item 101(c)(1)(iv) of Regulation S-K.

Company Response:  We note Item 101(c)(1)(iv) of Regulation S-K and respectfully submit that none of our patents or patent portfolios is individually material to our results of operations.  We have a diversified base of patents and patent portfolios spanning a wide range of technology areas.  License fee revenues recognized from specific patent portfolios fluctuate on a period-to-period basis.  Although license fee revenues from one or more of our patents or patent portfolios may be significant in a specific period, no patents or patent portfolios are individually significant to our licensing and enforcement business as a whole or individually material to our results of operations.  We will add the disclosure set forth in the foregoing sentence in future filings.

Patent Enforcement Litigation, page 5

4.	Please tell us what thought you have given to discussing the impact of government regulation on both obtaining patents and enforcing patent rights.

Company Response:  To address the potential impact of governmental regulation on the acquisition and enforcement of patent rights, we included a risk factor in the Form 10-K filing entitled “New legislation, regulations or rules related to obtaining patents or enforcing patents could significantly increase our operating costs and decrease our revenue,” which discusses the risks and uncertainties surrounding changes in legislation with respect to our licensing and enforcement business.

We continue to monitor the regulatory landscape for any known material impacts on our licensing and enforcement business.  At the time we filed the Form 10-K, we considered whether there was sufficient information or clarity regarding proposed regulatory changes to warrant a specific discussion of such proposed regulations.  We concluded that sufficient clarity of the proposed regulations was not yet available and no specific impact on our business, if any, was apparent.  However, we deemed it appropriate at the time to include a risk factor regarding the potential impact of new legislation.  We will continue to monitor changes in the regulatory environment and will provide additional disclosure in future filings.

Competition, page 6

5.
You list various entities that you compete with in acquiring rights to patents; however, your discussion of the competitive conditions in your industry does not include a discussion of your competitive position relative to those of your competitors nor of the principal methods of competition.  Your disclosure should include a discussion of the positive and negative factors pertaining to your competitive position as well as a discussion of the advantages and disadvantages of the principal services you offer to patent owners, to the extent known.  In future filings, please provide expanded disclosure consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.

Company Response:  We note Item 101(c)(1)(x) of Regulation S-K and will use reasonable efforts to provide expanded disclosure consistent with such Item in future filings.  However, we respectfully submit that our competitors are generally privately-held companies, about which there is no substantive publicly available information.  Therefore, any disclosure regarding our competitive position would be largely speculative and based on a general knowledge of our competitors and their respective businesses.

Stock Price Performance Graph, page 17

6.
We note that your stock performance table compares changes in your cumulative total stockholder return with the cumulative total return on the NASDAQ Composite Index.  Please explain, however, why you have not also compared your cumulative total stockholder return with a published industry or line-of-business index, peer issuer(s), or issuer(s) with similar market capitalizations if you cannot reasonably identify a peer group.  See Item 201(e)(1)(ii)(A)-(C) of Regulation S-K.

Company Response:  We note Item 201(e)(1)(ii)(A)-(C) of Regulation S-K and will compare our cumulative total stockholder return with a published industry index, the Dow Jones U.S. Technology Index, in future stock performance tables.

Overview, page 22

7.
You disclose in your earnings conference call for the fourth quarter ended December 31, 2008 that the key performance metric for your business is active portfolios, i.e., portfolios that have begun generating revenues.  However, in your MD&A you do not appear to provide a discussion of this or other key metrics that your management uses in assessing your performance and that would be material to investors, apart from discussing consolidated license fee revenue on a trailing twelve months basis.  We note that you disclose that you have over 100 patent portfolios, but there is no discussion of if this is active portfolios, and if so, what this number is relative to fiscal 2007.  Please tell us what consideration you have given to expanding the executive overview section of your MD&A to include a discussion of new active portfolios year-over-year, or other key metrics that give investors a better view of how your business is performing.  Please see Section III-A of SEC Release No. 33-8350 for further guidance.

Company Response:  We respectfully submit that we disclosed the following information in the Form 10-K:

•	the number of revenue generating portfolios for the years ending December 31, 2008, 2007 and 2006 (see page 22);

•	the trailing twelve month revenues for each of the four quarters in the year ending December 31, 2008 and as of December 31, 2007 and 2006 (see page 23);

•	the number of portfolios owned or controlled by us as of December 31, 2008 (see page 22); and

•	the number of patent portfolios acquired by us during the years ending December 31, 2008, 2007 and 2006 (see page 23).

We will provide disclosure discussing patent portfolios owned or controlled by us year-over-year in future filings.

8.
We note that you appear to engage in litigation in the ordinary course of enforcing patented technologies, and that settlements from such negotiations appear to form a significant portion of your revenues, in your earnings conference call for the first quarter of 2009 you discuss that between now and next summer you have about 16 scheduled trial dates, and that you are now getting to the point where you will be getting into a trial every month.  You have various risk factors that discuss the uncertainties regarding the outcome of enforcement actions and the risks of sanctions against you for violation of statutory, regulatory, or court rules.  Tell us what thought you have given to discussing such litigation and its attendant costs and uncertainties as a material risk facing your business in the executive overview to your MD&A.

Company Response:  We will add a discussion regarding such litigation and its attendant costs and uncertainties as a material risk facing our business in the executive overview section of our MD&A in future filings.

License Fees, page 27

9.
We note that you disclose various figures, such as that in fiscal 2008 you derived revenues from 80 new licensing agreements covering 30 of your technology licensing and enforcement programs, as compared to 91 new licensing agreements covering 16 programs in fiscal 2007; and that you generated licensing revenues from 20 new technology and enforcement programs in fiscal 2008, as compared to eight new programs in fiscal 2007.  However, the inter-relation between these figures, and their impact on your results of operations year-over-year is not always apparent to readers.  For example, there does not appear to be a discussion of why your revenues decreased 8.3% in fiscal 2008 as compared to fiscal 2007.  Currently, you only list general reasons why your revenues fluctuate from period to period.  Tell us what consideration you have given to providing information that would enable a reader to more clearly understand the reasons for the material changes in revenues between the periods presented, and not simply factors that could pertain to any period.  We refer you to Section III.D of SEC Release 33-6835 and Item 303(a)(3) of Regulation S-K.

Company Response:  We note Section III.D of SEC Release 33-6835 and Item 303(a)(3) of Regulation S-K and respectfully submit that we provided specific information regarding the key drivers of the period-to-period fluctuations in the Form 10-K.  For example, we:

•
highlighted the fluctuations in the number of license agreements executed in relation to the period-to-period fluctuations in license fee revenues as there is a correlation between the number of license agreements executed and the amount of total license fee revenues recognized each period (see pages 22 and 27);

•
disclosed the number of licensees that comprise 10% or more of total license fee revenues for the periods presented in order to provide our stockholders and potential investors with information regarding the fluctuation in license fee revenues on a period-to-period basis (see page 27); and

•
provided information regarding the number of revenue generating portfolios in each period in order to provide our stockholders and potential investors with information on the impact of the increase in revenue generating portfolios for the periods presented (see page 22).

We will provide disclosure to clarify the reasons for the material changes in revenues between the periods presented in future filings.

Discussion of Specific Components of Our Compensation Program, page 15

10.
Your Compensation Discussion and Analysis does not include a narrative discussion concerning the compensation paid to each named executive officer, as listed in the summary compensation table.  The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed under Executive Compensation.  See Instruction 2 to Item 402(b) of Regulation S-K.  We note that the Compensation Committee subjectively determines the total amount and mixture of compensation, based off the overall value of the employee, considering such factors as competitive position, individual performance, including past and expected contribution to your goals of each executive officer, and the need to attract and retain qualified personnel, among other factors.  As part of your enhanced narrative disclosure, please explain what goals and other qualitative factors you considered for each named executive officer, and how these goals and other qualitative factors translated into actual compensation for each element of compensation provided, especially in light of your stated goal of linking rewards to measurable corporate performance.

Company Response:  We will provide a narrative discussion concerning the compensation paid to each named executive officer as listed in the summary compensation table in future filings.  In addition, we will explain what goals and other qualitative factors we considered for each named executive officer, and how these goals and other qualitative factors translated into actual compensation for each element of compensation provided, in future filings.

11.	Please clarify why your equity compensation has moved toward grants of restricted stock rather than stock options over the past three years.

Company Response:  We have moved toward grants of restricted stock rather than stock options over the past three years after consideration of the following factors:

•	the potential dilution of shares given the growth in the number of our employees;

•
the volatility of our common stock, which causes a high expense value for a stock option, which could then create a situation in which the cost to us of issuing an option could exceed the value ultimately delivered to our employees;

•
restricted stock has more retentive value in the event of a downturn in stock markets, and helps align our employees’ goals with maximizing stockholder value so that our employees not only have an interest in increasing the value of our common stock, but also have an interest in avoiding price declines; and

•
the competitive marketplace is beginning to use restricted stock as at least a portion of the long-term incentive award and we want to ensure that our long-term incentive package remains competitive with the market.

We will provide this disclosure in future filings.

Signatures, page 39

12.
Your attention is directed to your signature block.  General Instruction D.(2)(a) to Form 10-K and the signature block of Form 10-K require that the Form 10-K be signed by the registrant and on behalf of the registrant by the principal executive officer, principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors.  We presume that Clarence Haynes, your chief financial officer, is also your controller/principal accounting officer.  In the future, please identify the person who is signing in this capacity.

Company Response:  Clayton J. Haynes, our financial officer and treasurer, is our principal financial and accounting officer.  We will identify Mr. Haynes as our principal financial and accounting officer in future filings.

Consolidated Statements of Operations, page F-5

13.	We note that you do not disclose a cost of license revenue line item. Please explain how your presentation complies with Rule 5-03(b)(2) of Regulation S-X.

Company Response:  Inventor royalties and contingent legal fees are calculated based on contractual percentages of revenues recognized in the reporting period pursuant to the underlying legal and inventor royalty agreements.  These expenses are direct costs of license fee revenues and are appropriately classified within operating expenses in the consolidated statements of operations.  For purposes of clarity and transparency, this line item is titled “Inventor royalties and contingent legal fees expenses – patents” rather than cost of license fee revenues because the only expenses included in the line item are the inventor royalties and contingent legal fees.  Further, we provide disclosure of the nature of these costs in the notes to the consolidated financial statements.  Finally, these are the only material expenses incurred by us that relate directly to the revenue recognized during the same reporting period and vary from period to period based on the level of license fees recognized, as indicated above, based on the related contractual percentages set forth in the related inventor royalty and legal agreements.  We also classify the amortization of our patent portfolio as a separate line item within our operating expenses.

The execution of license fee agreements with third parties and the licensing of the rights owned and controlled by our operating subsidiaries is preceded by efforts (i.e., negotiations with third parties, consulting costs and other licensing and enforcement activities and costs) by our licensing attorneys, engineers, external legal counsel and other resources over several financial reporting periods.  As such, in any single accounting period during which a particular license agreement is executed, these costs associated with the specific license agreement have largely been incurred and recognized in prior accounting periods.  Further, the majority of these costs cannot necessarily be directly associated with any one executed license agreement.  As such, in any particular reporting period, the actual costs incurred and recognized in connection with licensing fees recognized in such period are not material, and are included in marketing, general and administrative expenses in the statement of operations.  Furthermore, all of these costs are period costs and, as such, not capitalizable as inventory.  As a result, we respectfully submit that the classification of these as cost of sales within the statement of operations would not be appropriate or meaningful to the users of the financial statements.

Revenue Recognition, page F-9

14.
We note that certain of your license arrangements appear to be multiple-element arrangements as they include a non-exclusive, retroactive and future license and the release of claims.  We further note that you classify these arrangements exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue.  Please tell us how you considered the allocation guidance related to multiple-element arrangements in SOP 97-2 for software deliverables or EITF 00-21 for technology deliverables and explain how you concluded that the entire arrangement should be recorded in revenue.  Refer to any authoritative guidance you relied upon.

Company Response:  Our enforcement, licensing and release activities, collectively, constitute our ongoing major or central operations as contemplated in paragraph 78 of CON 6.  None of these activities are peripheral or incidental to us or from peripheral or incidental transactions of our company as contemplated in paragraph 82 of CON 6.  As a result, we concluded that it is appropriate to classify these arrangements exclusively as revenues rather than allocating some portion of the agreement as a settlement gain.  See page F-10 and F-11 of the Form 10-K.

Certain of our license arrangements are multiple-element arrangements containing retroactive and future licenses and release of claims.  Pursuant to the guidance set forth in EITF 00-21, we concluded that the licenses and releases of claims in our typical license agreements represent separate deliverables.  However, objective and reliable evidence of fair value of each of the deliverables does not exist.  As such, the appropriate recognition of revenue should be determined for the combined deliverables as a single unit of accounting and revenue is recognized upon delivery of the final elements, including the license and the release.  See page F-11 of the Form 10-K.

15.
Please tell us more about your accounting for arrangements where you “control” the patent and refer to the authoritative guidance that supports your accounting.  Describe what you mean by “control” and explain how you obtain this “control.”  As part of your response, tell us how you have considered the guidance in EITF 99-19.  In this regard, we note your disclosure on page 4 which indicates that in these cases you are the “licensing agent.”

Company Response:  Consistent with our disclosures in previous filings, in certain cases our operating subsidiaries may acquire exclusive rights from a patent owner to license and enforce patented technologies.  As a result of such exclusive licensing arrangements, our operating subsidiaries acquire and are granted full control over the patented technologies, including, without limitation, the exclusive right to license such patented technologies to third parties, to enforce our rights with respect to such patented technologies and to bar third parties from using such patented technologies.  In connection with our acquisition of the exclusive right to license the patented technologies, the owner of the patented technologies may retain the right to receive a portion of the net revenues generated from our licensing and enforcement program.

We are not an agent and are not acting as an agent with respect to our licensing and enforcement activities because we own and fully control the exclusive rights to license and enforce the patented technologies and to control and direct all aspects of such activities.

The guidance set forth in EITF 99-19 applies to situations in which the reporting entity is acting as an agent and therefore does not apply to our business.  We will not include any references to “agent” in future filings.

16.
We note that for certain arrangements you receive a minimum upfront annual license fee at the inception of the annual license term and this fee is recognized on a straight-line basis over the annual license term.  Please explain your basis for recognizing this revenue over the license term and refer to the authoritative guidance that supports your accounting.  As part of your response, tell us whether these arrangements include any continuing performance obligations.

Company Response:  The license agreements that provide for the payment of minimum upfront annual license fees at the inception of annual license terms enable the licensees to use the related technology for one-year periods, commencing upon the execution of the license agreements.  Upon the expiration of each annual license term, assuming adherence to the terms of the underlying license agreement, the licensee has the option to renew and we are obligated to renew the patent license for successive one year periods.

Based on the guidance set forth in SAB TOPIC 13 and paragraph 84(d) of CON 5, “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”  The substance of each of these transactions indicates that the licensee is pre-paying for the right to use the related technology for a specific period of time and we have the obligation to renew the license at the end of that period of time if the licensee exercises its right to renew for another annual term and has otherwise adhered to the terms of the license agreement.  Therefore, revenue recognition should occur over time, reflecting the term of the license.

Quarterly Financial Data (Unaudited), page F-27

17.
Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.  Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Company Response:  Please refer to our response to Comment 13 above, which we incorporate herein by reference.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours, ACACIA RESEARCH CORPORATION /s/ Clayton J. Haynes Clayton J. Haynes Chief Financial Officer and Treasurer